Kingmakers Ops

Technology | Infrastructure | Main Street | Services | Operations

Becoming the leading owner of recession-resistant businesses in America

KINGMAKERS.CO SEATTLE WASHINGTON



We see the next decade as a once in a lifetime opportunity to acquire several great businesses at bargain-sale prices. I grew up surrounded with small businesses and personally saw family friends struggle to find buyers for their successful companies. We created Kingmakers to help these owners retire and leave their businesses in good hands.

Deven Soni Co-Founder @ Kingmakers Ops



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Why you may want to support us...

1. Targeting essential services (plumbing/hvac) with a $130bn industry market size
2. Offers out on 2 plumbing/hvac businesses with $2.3mm of revenue and $1mm of EBITDA in 2019
3. Covid-19 has created a strong buyers market - as aging owners rush to exit their business
4. Founding team includes private equity veteran from Goldman Sachs and multiple serial entrepreneurs
5. Team has strong track record with 8 successful exits in the last 3 years
6. Culture of delighting employees and customers is a superpower in this industry
7. Each company in our portfolio has a mandate to give back to their community
8. Clear path to exit via strategic sale or IPO

Our Team

AND OUR MAJOR ACCOMPLISHMENTS



Deven Soni
Co-Founder
14 years of private equity and venture capital experience with Goldman Sachs, Highland Capital Partners, and Wired Investors. CoFounder of Sprayable Inc. (featured in thousands of media outlets including the New York Times, CNN, and Forbes).





Hayden Miyamoto
Co-Founder
Co-Founder of Wired Investors - a private equity firm focused on digital assets. Founder of NoHatDigital, a business incubator that launched thousands of micro-businesses and trained hundreds of individuals to become entrepreneurs.





Kylon Gienger
President
Kylon founded multiple businesses in the construction, real estate, and education industries with 3 successful exits. He also served in the U.S. Navy and is the founder and host of a popular business and education podcast.





Dmitri Kaminski
Director of Systems
Leads onboarding all new businesses into our systematic frameworks. Formerly COO of a leading real estate marketing agency in Canada. Strong expertise in software development, product management and digital marketing.





Amir Haboosheh
M&A Director
Amir was an investor in Kingmakers before joining the team. Former managing partner at Shircoo, a private equity firm based in Los Angeles - where he provided advisory and consulting services to companies seeking to

conduct a public offering.





Vlad Rascanu
Head of Marketing
Digital marketing expert & serial entrepreneur. Launched and sold a successful digital marketing agency, ran marketing for a division of Expedia, and started another successful digital marketing agency – which he left to join Kingmakers.





Quinn Huffman
Director of Acquisitions
Leads deal sourcing efforts at Kingmakers. Formerly ran the records team at McMaster University, ran the largest medical resident matching program in Canada, and was responsible for the development and improvement of databases at ScoatiaBank.





Jeremy Hood
Head of Diligence
Jeremy is an accountant by training and started his career working with a top 30 accounting firm in Florida. He then served as the COO of a retail franchise before joining Kingmakers.

We acquire and improve recession-resistant businesses

What Kind of Businesses Are We Talking About



What kind of businesses are we talking about?
Essential home services (HVAC, plumbing, roofing etc.)
Cash flow >500k/year
Expandable via digital marketing
Recession resistant (the product/ service will still be needed during a recession and can't be easily DIYed)
• A great indicator are businesses that are still operating during this pandemic
Owner is ready to retire and has often under-invested in growth
KINGMAKERS | Contact us at investors@kingmakers.co

Our Business Model



Business Model
Build trust by training owners to /optimize their business and step away from the day-to-day operations (hire/train a CEO, invest in technology)
In exchange, get options to buy their businesses on favorable terms (strong seller financing, etc)
We then operate and scale portfolio of these systematized businesses under a unified brand
Aim to take the business public or sell to a strategic buyer
KINGMAKERS | Contact us at investors@kingmakers.co

Why Is This Interesting?



The 10-trillion-dollar opportunity

60% of US
business owners
will retire in the
next 10 years

This represents over
10 trillion dollars
worth of small
businesses that need
to switch hands

These businesses
are unloved and
undervalued (they
sell for less than 3x
annual cashflow)

A Covid-Resistant Business Model

The COVID-19 pandemic has accelerated the need for these businesses to switch hands

The virus is targeting
the older generation
that already wanted
to retire and exit
their business

The economic turmoil
is creating further
uncertainty and stress
for business owners

This is motivating
these owners to
accelerate their
transition plan - under
any terms

How We Can Help

This presents a major opportunity

for us to provide stability to businesses owners by helping them
optimize their business and then retire on their own terms by
exiting their business to us.



What We Do

Our Secret sauce is a combination of front-facing and invisible business optimizations

COMPANY	TEAM	CUSTOMERS
Developing systematic frameworks and training for running each key business process	An obsession with treating our employees well (health benefits, retirement plans, free snacks in the office, cash bonuses, etc)	An obsession with delighting our customers (above and beyond just solving their problem)
A data sharing platform for each company and team member to share their learnings across the entire portfolio	Attracting and motivating strong leaders and managers to manage the day to day of our businesses	Empowering our portfolio companies to methodically give back to their communities - and including their entire team in the process

Systems & Training

Our superpower is using systems

- Our key training processes include:
- Sourcing and training a general manager
- Setting mission, vision, and long-term goals
- HR (job descriptions, KPIs, meeting rhythms, performance reviews)
- ERP (CRM, fleet mgmt, estimates, invoicing)

& training to optimize our portfolio

- Accounting and cashflow management
- Growth through digital marketing
- An ever-expanding repository of systems, templates and checklists to "fireproof" and automate a business
- A data sharing platform to share learnings, metrics, and strategies cross the portfolio

KINGMAKERS | Contact us at investors@kingmakers.co

Hiring & Retention

Hiring & retaining talent is the key differentiator to enabling growth

- The biggest challenge faced by home services companies is recruiting good technicians
- Every Kingmakers portfolio company is obsessed with identifying, hiring, and retaining top talent. We do this by:
  - Retaining a full-time staffer that turns recruiting into a constant process (not just an as-needed task)
  - Offering above market benefits (insurance, retirement, meals, flexible time off) to team members to encourage them to stay
  - We involve each team member in creating the company mission and culture
- We focus on technicians and leaders with strong technical and interpersonal skills

KINGMAKERS | Contact us at investors@kingmakers.co

Serving Our Communities

We delight our customers & serve our community because everyone has the responsibility to do more

- The majority of home services businesses tend to do the bare minimum when it comes to customer service
- There is an opportunity to do more - and actually delight our customers
- This has the added benefit of:
  - Increasing customer referrals
  - Improving customer reviews
  - Increasing brand and company value
- We believe it is the responsibility of every business to give back to their community
- Portfolio companies are empowered to give back. We provide training on identifying unique ways to contribute and involve team members in the process

KINGMAKERS | Contact us at investors@kingmakers.co

To Create a Fireproof (and recession-proof) Business

The Result is a Fireproof Businesses





- De-Risked
- Systematized
- Strong Bench
- Growth Oriented

About Kingmakers

Overview of Kingmakers

- We launched Kingmakers Inc. (parent company) in 2018 to provide training and systems to business buyers to help them acquire and grow businesses
  - We then invest in these businesses and earn a minimum of $1mm over the first 10 years from each
- We launched Kingmakers Ops to acquire our own portfolio of businesses to operate and scale using the same playbook
  - Kingmakers Ops works with business owners to create win-win exits - enabling them to retire on their own terms


Difference Between Kingmakers Inc. & Kingmakers Ops.

Difference between Kingmakers Inc. & Kingmakers Ops

Kingmakers Inc. focuses on working with Acquisition Entrepreneurs to acquire and grow businesses, in exchange we make passive investments in those businesses

Share track record to attract buyers

Identify the perfect buyers

OUR MODEL

5
1
2
4
3

Train buyers to succeed (Accelerate)

Identify & invest in the perfect business

Systematize and grow business

KINGMAKERS | Contact us at investors@kingmakers.co

Why Now?

Why launch Kingmakers Ops now?

There is an opportunity for us to use our expertise to help thousands of business owners in a time of need

We can help keep an aging, high-risk business owner population out of the workforce as their business is systematized and operated by a GM

We can help them exit their business in a win-win transaction

KINGMAKERS | Contact us at investors@kingmakers.co

Kingmakers Inc. Traction

Traction
IN THE LAST 6 MONTHS KM INC. & KM OPS HAS:

- Raised $1.7mm to help business buyers acquire the right small business
- Created a proprietary sourcing system that allows us to have over 1000 conversations with businesses interested in selling each month
- Created systematic frameworks to identify, purchase, and grow these businesses
- Created training programs for business owners and General Managers to sustainably operate these businesses
- Invested in 5 businesses (with another under LOI), collectively earning $2mm+ per year in EBITDA
- Generated $400k in one-time training revenue and $300k in recurring investment revenue
- Zeroed in our focus to essential home services businesses due to their scalability, recession-resilience, and value in today's market
- Created "The Small Business Owners Guide to Covid 19" that is currently being viewed by thousands of small business owners per week

KINGMAKERS | Contact us at investors@kingmakers.co

Kingmakers Ops Traction

- We've evaluated 863 businesses over the last 3 months
- We have offers out on 2 businesses (generating $2.6mm of revenue and $1mm of EBITDA)

Acquisition Track Record

- Co-Founders launched Wired Investors, a private equity firm focused on digital assets

- Acquired 15 businesses with 5 successful exits to date

- 2 other team members (Kylon Gienger & Vlad Rascanu) both successfully sold businesses they founded over the last 3 years

- Amir has helped take 3 companies public in the last 2 years.

20



Exit Potential

- We believe there is a strong potential for a liquidity (recapitalization, strategic sale, public listing) after reaching critical mass ($20mm+ of earnings)

Investor Q&A

- COLLAPSE ALL

What does your company do? ˅

Kingmakers Ops acquires, systematizes and grows residential services businesses (with a focus on hvac and plumbing). We train owners to optimize their business and step away from the day-to-day operations and in exchange get the right to acquire the business on favorable terms (with heavy seller-financing). We focus on businesses with strong teams and a strong company culture. We then focus on improving the business systems, hiring and marketing.

Where will your company be in 5 years? ˅

In five years, we would like to (but can't guarantee): 1) Have a portfolio of recession-resistant small businesses that generate $20mm+ per year in EBITDA 2) Each portfolio company to be systematized, focused on growth, with a strong leadership team in place 3) Each of our portfolio companies to have made measurable improvements to the lives of their employees and community members 4) Be in the process of filing for an IPO or other arranging another liquidity event for shareholders

Why did you choose this idea? ˅

We see the next decade as a once in a lifetime opportunity to acquire several great businesses at bargain-sale prices. I grew up surrounded with small businesses and personally saw family friends struggle to find buyers for their successful companies. We created Kingmakers to help these owners retire and leave their businesses in good hands.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago? ˅

60% of all small businesses in America are owned by individuals that plan to retire in the next 10 years. This plus the Covid-19 pandemic is accelerating the need for these business owners to transition out of their businesses.

The current market environment has also scared away the majority of buyers - creating a strong buyers market
that didn't exist during the decade-long bull market.

The businesses we are targeting continue to generate sales and profits - and the pending recession will empower these businesses to hire better talent and take market share.

How far along are you? What's your biggest obstacle? ˅

Kingmakers Inc. (the parent company) was founded in 2019. We have evaluated hundreds of businesses and invested in 5 to date.

Kingmakers Ops is a new entity that already has reviewed 863 potential acquisitions since February 1st, 2020 and has offers out to acquire 2 new businesses – which would immediately make the company profitable.

Who competes with you? What do you understand that they don't? ˅

There are over 120,000 plumbing and hvac businesses in the US. It is a highly fragmented industry with few well-known leaders.

Our differentiators:
1) We're a mission with a company (not a company with a mission). Our mission is to improve the lives of every stakeholder in our organization (investors, employees, customers, and the local community).

2) We have an obsessive focus on systematic improvement and growth.

3) We are digital-native and have a deep understanding of digital marketing (which most 60-something business owners don't have).

4) We're in this for the long-haul. Our founders and team see this as company we will run for generations.

How will you make money? ⌄

Kingmakers is primarily focused on operating residential plumbing and hvac businesses. These companies make money by conducting repairs and installations in individual homes.

The plumbing industry has a market size $120bn/year in the US and the HVAC industry has a market size of $16bn/year.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

Our major risks are:
1) Not being able to sufficiently capitalize the business to scale at the pace we are aiming for.

2) Not being able to find talent (management, employees) to support the growth of the business.

3) The United States enters a major depression where individuals cannot afford basic plumbing and air conditioning services.

4) The home warranty and insurance companies that often pay for the services that our portfolio delivers are unable to meet their obligations.

How many businesses does $1.07M buy you? ⌄

We can't say for certain, but we expect the down payment for each business to be about $200k. We hope to purchase 4 - 5 companies through the Wefunder raise funds, and then go on to raise $10M through a Reg A+ campaign in 2021.